December 30, 2014

H. Roger Schwall
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re: YPF Sociedad Anónima Form 20-F for the year ended December 31, 2013 File No. 001-12102

Dear Mr. Schwall:

Thank you for your letter dated December 22, 2014 setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or “Commission”) on the annual report on Form 20-F for the year ended December 31, 2013 (the “2013 20-F”) of YPF Sociedad Anónima (“YPF,” also referred to in this letter as the “Company” and “we”).

To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s December 22, 2014 comment letter in bold text in our responses set forth in Annex I.  Where we have agreed to provide additional disclosure or revisions to existing disclosure, we have provided in our responses, where appropriate, what the proposed additional disclosure or other revisions will look like in our future filings.

In providing these responses, and in response to the Staff’s request, we hereby acknowledge that:

●	YPF is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	YPF may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to express our appreciation for your time and cooperation in these matters, and we are available to discuss any of our responses with you at your convenience. In that connection, please do not hesitate to contact the undersigned in Buenos Aires at 54-11-5441-5703 or fax: 54-11-5441-2113; or our counsel, Talbert Navia and Sey-Hyo Lee of Chadbourne & Parke LLP, at 212-408-5316 (fax: 646-710-5316) and 212-408-5122 (fax: 646-710-5122).

Very truly yours,

/s/ Daniel Gonzalez
Daniel Gonzalez Chief Financial Officer

Cc: Guillermo Cohen and Fernando Lattuca (Deloitte & Co. S.A.)

Annex I

Form 20-F for the Fiscal Year Ended December 31, 2013

Notes to the Consolidated Financial Statements

Supplemental Information on Oil and Gas Producing Activities (Unaudited), page F-82

Changes in YPF’s Estimated Net Proved Reserves, page F-83

1.  We note from your response to comments 7 and 8 in our letter dated September 24, 2014 that it appears you include the volumes of natural gas flared in your operations as part of the proved natural gas reserves disclosed on pages 35 and 36 pursuant to Item 1202(a)(2) of Regulation S-K and as part of the proved natural gas reserves and production disclosed on pages F-84 and F-85 pursuant to FASB ASC paragraphs 932-235-50-4 and 932-235-50-5. Please quantify for us the net volumes of flared gas disclosed as proved reserves and production for each of the periods presented.

Please note that flared or vented natural gas and other volumes attributable to shrinkage and loss that do not represent saleable hydrocarbons or otherwise contribute to the production activities necessary to retrieve oil and gas from their natural reservoirs should not be included as reserves disclosed under Item 1202(a)(2) of Regulation S-K or as part of the proved natural gas reserves and production disclosed under FASB ASC paragraphs 932-235-50-4 and 932-235-50-5. Refer to Rule 4-10(a)(16) of Regulation S-X and FASB ASC paragraph 932-10-15-2A and to the definitions of production, reserves and saleable hydrocarbons in the Glossary presented in FASB ASC paragraph 932-235-20. To the extent such volumes are material to your natural gas reserves and production; please revise to remove such volumes and revise all related and proposed disclosures including the associated footnote disclosures for each of the periods presented.

In response to the comments from the Staff regarding the net volumes of flared gas related to our natural gas production and proved natural gas reserves disclosed in our 2013 20-F, we supplementally advise the Staff that our production and proved reserves disclosed for the periods ended December 31, 2013, 2012 and 2011 in our 2013 20-F did not include any volumes of flared gas.

Similar to our response related to comment 7 about inventory changes in your letter dated September 24, 2014, we advise the Staff that the reference to flared gas was included in our 2013 20-F solely for the purpose of showing that the disclosed values of natural gas production are based on an “as sold” basis, as described in Item 1204 of Regulation S-K, which omits flared gas and gas consumed in operations.

We acknowledge the Staff’s comment regarding the exclusion of flared or vented natural gas and certain other volumes from reserves disclosed under Item 1201(a)(2) of Regulation S-K and proved natural gas reserves and production disclosed under FASB ASC paragraphs 932-235-50-4 and 932-235-50-5 and will revise the footnote, which we indicated in our responses to comments 7 and 8 to your September 24, 2014 letter would be included in future fillings in “Supplemental Information on Oil and Gas Exploration and Production Activities—Oil and Gas Reserves—Changes in YPF’s Estimated Net Proved Reserves”, to eliminate any reference to flared or vented gas when we refer to our proved reserves or production, as follows:

“Includes estimated volumes to be consumed in operation for an amount of 376, 293 and 275 Bcf of natural gas for the periods ended December 31, 2013, 2012 and 2011, respectively.”

In addition, we advise the Staff that in future filings, we will also modify footnote 5 as it was included in the table of Oil and Gas Production, Production Prices and Production Costs on pages 40-41 of the 2013 20-F to clarify that volumes in the reserves table included in ‘Supplemental Information on Oil and Gas Exploration and Production Activities—Oil and Gas Reserves’ do not include gas flared in operation:

“Does not include volumes consumed or flared in operation (whereas sale volumes shown in the reserves table included in ‘Supplemental Information on Oil and Gas Exploration and Production Activities—Oil and Gas Reserves’ include volumes consumed in operation).”

Exhibit 99.1
2.  We note your response to our comment 12 and to the revised reserves report provided as correspondence. Please confirm that, absent any material changes in the relevant circumstances, the reserves reports filed as an exhibit in your future filings will include the disclosures required by Items 1202(a)(7) and 1202(a)(8) of Regulation S-K.

In response to the Staff’s comment, we confirm to the Staff that the reserves reports filed as an exhibit in our future filings will include the disclosures required by Items 1202(a)(7) and 1202(a)(8) of Regulation S-K.